Exhibit 99.2

STERLITE INDUSTRIES (INDIA) LIMITED
Regd. Office: SIPCOT Industrial Complex,
Madurai Bye Pass Road, TV Pooram P.O., Tuticorin. Tamilnadu-628002
AUDITED STANDALONE FINANCIAL RESULTS FOR THE YEAR ENDED 31ST MARCH 2011

				(Rs.in crore except as stated)
					Previous
		Quarter ended	Quarter ended	Accounting Year	accounting Year
S.		31.03.2011	31.03.2010	ended 31.03.2011	ended 31.03.2010
No.	Particulars	(Unaudited)	(Unaudited)	(Audited)	(Audited)
1	(a) Net Sales/Income from Operations	4,826.20	3,521.42	15,295.00	13,114.28
	(b) Other Operating Income	4.46	6.34	15.29	10.22
	Total Income	4,830.66	3,527.76	15,310.29	13,124.50
2	Expenditure
	a. (Increase)/decrease in stock in trade and work in progress	222.55	147.50	(296.00)	(339.79)
	b. Consumption of raw materials #	4,136.22	3,000.46	13,976.21	11,993.85
	c. Purchases of traded goods	—	—	17.20	93.22
	d. Employees Cost	22.53	16.89	88.57	77.28
	e. Depreciation	38.19	37.96	152.65	150.64
	f. Other expenditure	213.08	199.16	828.72	790.08
	Total Expenditure	4,632.57	3,401.97	14,767.35	12,765.28
3	Profit from Operations before Other Income, Interest & Exceptional Items	198.09	125.79	542.94	359.22
4	Other Income	258.83	449.56	1,608.80	1,125.36
5	Profit before Interest & Exceptional Items	456.92	575.35	2,151.74	1,484.58
6	Interest & Finance Charges @	90.97	(22.88)	277.46	263.25
7	Profit after Interest but before Exceptional Items	365.95	598.23	1,874.28	1,221.33
8	Exceptional expenses	—	—	—	273.53
9	Profit from Ordinary Activities before tax after Exceptional Items	365.95	598.23	1,874.28	947.80
10	Tax expenses including Current & Deferred	82.92	91.13	454.57	116.30
11	Net Profit from Ordinary activities after Tax	283.03	507.10	1,419.71	831.50
12	Extraordinary Items (net of tax)	—	—	—	—
13	Net Profit for the period after Extraordinary Items	283.03	507.10	1,419.71	831.50
14	Paid-up equity share capital (Face value of Re. 1 each) (Corresponding quarter and previous year Rs. 2 per share) (refer Note 3)	336.12	168.08	336.12	168.08
15	Reserves excluding Revaluation Reserves			22,892.78	22,100.00
16	Earning Per Share (Rs.) (Not annualised)*
	—Basic EPS	0.84 *	1.51 *	4.22	2.60
	—Diluted EPS	0.70 *	1.05 *	3.81	2.46
17	Public Shareholding (Excluding shares against which ADRs are issued)
	— Number of Shares	1,149,541,946	277,785,648	1,149,541,946	277,785,648
	— Percentage of Shareholding	34.20%	33.05%	34.20%	33.05%
18	Promoters & promoter group Shareholding (Excluding shares against which ADRs are issued) $
(a)	Pledged/Encumbered
	— Number of Shares	—	—	—	—
	— Percentage of shares	—	—	—	—
	(as a % of the total shareholding of promoter and promoter group)
(b)	Non-encumbered
	— Number of Shares	1,774,574,852	437,622,694	1,774,574,852	437,622,694
	— Percentage of shares	100.00%	100.00%	100.00%	100.00%
	(as a % of the total shareholding of promoter and promoter group)
	— Percentage of shares	52.80%	52.07%	52.80%	52.07%
	(as a % of the total share capital of the Company)

#	Comprises (net) of exchange (gain)/loss — Rs. 9.78 crore in Q4 FY 2011, Rs. (78.64) crore in Q4 FY 2010, Rs. (79.92) crore in FY 2010-11 & Rs. (261.27) crore in FY 2009-10.

@	Comprises (net) of exchange (gain)/loss — Rs. 9.73 crore in Q4 FY 2011, Rs. (48.77) crore in Q4 FY 2010, Rs. 3.55 crore in FY 2010-11, Rs. 6.81 crore in FY 2009-10.

$	The Promoter and Promoter group in addition to the equity shareholding also hold 4.92% of the equity capital in the form of ADR represented by 16,54,87,852 equity shares.

					Previous
					accounting Year
		Quarter ended	Quarter ended	Accounting Year	ended
S.		31.03.2011	31.03.2010	ended 31.03.2011	31.03.2010
No.	Segment Information	(Unaudited)	(Unaudited)	(Audited)	(Audited)
1	Segment Revenue
a)	Copper	4,725.82	3,407.60	14,791.17	12,579.03
b)	Phosphoric Acid	132.54	146.25	619.11	612.79
c)	Others	—	—	—	—
	Total	4,858.36	3,553.85	15,410.28	13,191.82
	Less: Inter Segment Revenues	32.16	32.43	115.28	77.54
	Net Sales/Income from Operations	4,826.20	3,521.42	15,295.00	13,114.28
2	Segment Results
	(Profit before tax & interest)
a)	Copper	194.58	122.97	520.05	398.03
b)	Phosphoric Acid	11.91	14.04	59.91	11.18
c)	Others	(0.11)	0.29	(0.26)	0.07
	Total	206.38	137.30	579.70	409.28
	Less : Interest & Finance Charges	90.97	(22.88)	277.46	263.25
	Add: Other unallocable income net off expenses	250.54	438.05	1,572.04	1,075.30
	Less: Exceptional expenses	—	—	—	273.53
	Profit before Tax	365.95	598.23	1,874.28	947.80
3	Capital Employed
	(Segment Assets less Segment Liabilities)
a)	Copper	3,596.36	3,187.31	3,596.36	3,187.31
b)	Phosphoric Acid	253.33	323.29	253.33	323.29
c)	Others	5.11	7.46	5.11	7.46
d)	Unallocated	19,374.06	18,750.02	19,374.06	18,750.02
	Total	23,228.86	22,268.08	23,228.86	22,268.08

Notes:-

1	The above results have been reviewed by Audit Committee. The Board of Directors at its meeting held on 25th April 2011 approved the above results and its release.

2	The Board of Directors has recommended dividend of Rs 1.10 Per Share of Re. 1 each for the financial year 2010-11. The payment is subject to the approval of the shareholders in its Annual General Meeting.

3	As approved by the shareholders in annual general meeting held on 11th June 2010, each equity share of Rs. 2 has been subdivided into 2 equity shares of Re 1/- each fully paid up, and the bonus shares in the ratio of 1:1 post subdivision have been issued by capitalising the Security Premium Account.Earnings Per Share for the quarter ended 31st March 2010 and Year ended 31st March 2010 have been reworked to give the effect of subdivision and bonus shares issued during the Year ended 31st March 2011 in accordance with Accounting Standard (AS) 20 on “Earnings Per Share” .

4	Exceptional items for the year ended 31st March 2010 include Rs 273.53 crores towards termination of purchase and sale agreement and legal expenses in connection with ASARCO acquisition.

5	Arising from the announcement of the Institute of Chartered Accountants of India (ICAI) on 29th March, 2008, the Company had adopted Accounting Standard (AS) 30 — ‘Financial Instruments: Recognition and Measurement’ effective from accounting year ended 31st March 2008. Accordingly 4 % Convertible Senior Notes, issued in October 2009, has been accounted for as per AS 30 wherein the conversion option has been measured at the fair value through profit and loss account and the Notes carried at amortised cost. If AS 30 had not been adopted for this transaction, other income would have been lower by Rs 109.78 crore and Rs. 314.11 crore for the quarter and year ended 31st March 2011, interest & finance charges would have been lower by Rs 26.53 crore and Rs 93.48 crore for the quarter and year ended 31st March 2011 and profit after tax would have been lower by Rs. 43.98 crore and Rs 147.35 crore for the quarter and year ended 31st March 2011 respectively.

6	On the Special Leave Petition (SLP) filed by the Company, Honourable Supreme Court of India has stayed the operation of the order of Madras High Court directing the closure of Copper Smelter at Tuticorin and matter is listed on April 29, 2011 for further hearing.

7	Pursuant to the share purchase agreement, dated 9th May, 2010 between inter alia Vedanta Resources Plc (the Company’s Holding Company) and Anglo American Services (UK) Ltd. (Anglo American) for the acquisition of Companies comprising the Anglo American’s zinc division (Anglo zinc assets in Namibia, Ireland & South Africa) the Company (through its wholly owned subsidiary, Sterlite Infra Limited) completed the acquisition of its Zinc assets in Namibia for a cash consideration of USD 706.66 million (Rs 3,122.27 crore) . The acquisition of Black Mountain and Lisheen mines were completed in February 2011 for a consideration of USD 260.23 million (Rs 1,208.00 crore) and USD 546.16 million (Rs 2,502.02 crore) respectively.

8	Following Companies have become subsidiaries during the year ended 31st March 2011- THL Zinc Ventures Ltd, THL Zinc Ltd, THL Zinc Holding BV, THL Zinc Namibia Holdings (Pty) Ltd, Skorpion Zinc (Pty) Ltd, Skorpion Mining Company (Pty) Ltd, Namzinc (Pty) Ltd, Amica Guesthouse (Pty) Ltd, Rosh Pinah Health Care (Pty) Ltd, Black Mountain Mining (Pty) Limited, Vedanta Lisheen Finance Limited, Vedanta Base metals (Ireland) Limited, Vedanta Lisheen Mining Limited, Killoran Lisheen Mining Limited, Killoran Lisheen Finance Limited, Lisheen Milling Limited, Killoran Concentrates Limited, Killoran Lisheen Limited, Azela Limited, Killoran Lisheen Holdings Limited (all arising from the acquisition of Skorpion mines, Black Mountain mines and Lisheen mines), Malco Power Company Limited and Malco Industries Limited, Vizag General Cargo Berth Pvt Limited, Paradip Multi cargo Berth Pvt Limited.

9	“Others” business segment represents Aluminium Foils division.

10	In terms of Clause 41 of the Listing Agreement, details of number of investor complaints for the quarter ended 31st March 2011: Beginning 0, Received 18, Disposed off 18, Pending 0.

11	Previous Period/Year figures have been regrouped / rearranged / reworked /restated wherever necessary.

By order of the Board

Place: Mumbai Dated : 25th April 2011	Anil Agarwal Chairman

STERLITE INDUSTRIES (INDIA) LIMITED Regd. Office: SIPCOT Industrial Complex, Madurai Bye Pass Road, TV Pooram P.O., Tuticorin. Tamilnadu-628002

AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE YEAR ENDED 31ST MARCH 2011

(Rs.in crore except as stated)
		Quarter ended	Quarter ended	Accounting Year	Previous accounting
S.		31.03.2011	31.03.2010	ended 31.03.2011	Year ended
No.	Particulars	(Unaudited)	(Unaudited)	(Audited)	31.03.2010 (Audited)
1	a) Net Sales/Income from Operations	10,000.26	7,147.24	30,248.06	24,500.60
	b) Other Operating Income	55.85	80.55	180.44	181.85
	Total Income	10,056.11	7,227.79	30,428.50	24,682.45
2	Expenditure
	a) (Increase)/decrease in stock in trade and work in progress [Refer note no 7(b)]	205.62	409.31	(565.72)	(198.16)
	b) Consumption of raw materials #	4,325.44	3,057.56	14,937.97	12,244.34
	c) Purchases of traded goods	—	—	17.20	93.22
	d) Employees Cost	367.50	235.33	1,131.65	853.96
	e) Depreciation	351.98	224.55	1,030.13	749.79
	f) Power, Fuel & Water	684.85	492.84	2,379.57	1,953.38
	g) Other expenditure **	1,414.18	912.51	4,478.36	3,260.71
	Total Expenditure	7,349.57	5,332.10	23,409.16	18,957.24
3	Profit from Operations before Other Income, Interest & Exceptional Items	2,706.54	1,895.69	7,019.34	5,725.21
4	Other Income ^	725.40	554.05	2,472.35	1,506.19
5	Profit before Interest & Exceptional Items	3,431.94	2,449.74	9,491.69	7,231.40
6	Interest & Finance Charges @	104.11	1.63	301.19	292.42
7	Profit after Interest but before Exceptional Items	3,327.83	2,448.11	9,190.50	6,938.98
8	Exceptional expenses	31.56	—	56.82	296.96
9	Profit from Ordinary Activities before tax after Exceptional Items	3,296.27	2,448.11	9,133.68	6,642.02
10	Tax expenses including Current & Deferred	566.25	467.57	1,811.64	1,232.97
11	Net Profit from Ordinary activities after Tax	2,730.02	1,980.54	7,322.04	5,409.05
12	Extraordinary Items (net of tax)	—	—	—	—
13	Net Profit for the period after Extraordinary Items	2,730.02	1,980.54	7,322.04	5,409.05
14	Minority Interest	725.51	554.12	1,994.53	1,724.08
15	Consolidated share in the Profit/(Loss) of Associate	(79.51)	(1.11)	(284.99)	58.77
16	Net Profit after tax attributable to Consolidated Group after Exceptional Items	1,925.00	1,425.31	5,042.52	3,743.74
17	Paid-up equity share capital (Face value of Re. 1 each) (Corresponding quarter and previous year Rs. 2 per share) (refer Note 3)	336.12	168.08	336.12	168.08
18	Reserves excluding Revaluation Reserves			41,099.15	36,843.92
19	Earning Per Share (Rs.) (Not annualised)*
	—Basic EPS	5.73 *	4.24 *	15.00	11.70
	—Diluted EPS	5.47 *	3.03 *	14.32	11.46
20	Public Shareholding (Excluding shares against which ADRs are issued)
	Number of Shares	1,149,541,946	277,785,648	1,149,541,946	277,785,648
	Percentage of Shareholding	34.20%	33.05%	34.20%	33.05%
21	Promoters & promoter group Shareholding (Excluding shares against which ADRs are issued) $
(a)	Pledged/Encumbered
	— Number of Shares	—	—	—	—
	— Percentage of shares	—	—	—	—
	(as a % of the total shareholding of promoter and promoter group)
(b)	Non-encumbered
	— Number of Shares	1,774,574,852	437,622,694	1,774,574,852	437,622,694
	— Percentage of shares	100.00%	100.00%	100.00%	100.00%
	(as a % of the total shareholding of promoter and promoter group)
	— Percentage of shares	52.80%	52.07%	52.80%	52.07%
	(as a % of the total share capital of the Company)

#	Comprises (net) of exchange (gain)/loss — Rs. 12.68 crore in Q4 FY 2011, Rs. (36.70) crore for the year ended 31st March 2011 ,Rs. (104.60) crore in Q4 FY 2010, Rs. (295.06) crore for the year ended ended 31st March 2010.

**	Comprises (net) of exchange (gain)/loss — Rs. (11.74) crore in Q4 FY 2011, Rs. (19.37) crore for the year ended 31st March 2011 ,Rs. (12.65) crore in Q4 FY 2010, Rs. 40.83 crore for the year ended 31st March 2010.

^	Comprises (net) of exchange (gain)/loss — Rs. 13.70 crore in Q4 FY 2011, Rs. 11.74 crore for the year ended 31st March 2011 ,Rs. 10.90 crore in Q4 FY 2010, Rs. 197.36 crore for the year ended 31st March 2010.

@	Comprises (net) of exchange (gain)/loss — Rs. 50.22 crore in Q4 FY 2011, Rs. 30.02 crore for the year ended 31st March 2011 ,Rs. (53.45) crore in Q4 FY 2010, Rs. (43.55) crore for the year ended 31st March 2010.

$	The Promoter and Promoter group in addition to the equity shareholding also hold 4.92% of the equity capital in the form of ADR represented by 16,54,87,852 equity shares.

		Quarter ended	Quarter ended	Accounting Year	Previous accounting
S.		31.03.2011	31.03.2010	ended 31.03.2011	Year ended
No.	Segment Information	(Unaudited)	(Unaudited)	(Audited)	31.03.2010 (Audited)
1	Segment Revenue
a)	Copper	4,815.57	3,540.56	15,158.62	12,535.88
b)	Aluminium	838.24	846.01	3,024.47	2,836.72
c)	Zinc, Lead and Silver	4,023.45	2,483.78	10,839.86	7,943.39
d)	Power	223.09	205.72	776.83	804.34
e)	Others	132.54	146.25	619.11	612.79
	Total	10,032.89	7,222.32	30,418.89	24,733.12
Less:	Inter Segment Revenues	32.63	75.08	170.83	232.52
	Net Sales/Income from Operations	10,000.26	7,147.24	30,248.06	24,500.60
2	Segment Results
	(Profit before tax & interest)
a)	Copper	297.95	215.28	837.84	641.84
b)	Aluminium	195.27	163.12	476.10	378.21
c)	Zinc, Lead and Silver	2,185.13	1,447.34	5,522.75	4,446.42
d)	Power	47.60	90.12	240.97	342.04
e)	Others	9.21	14.11	56.54	10.38
	Total	2,735.16	1,929.97	7,134.20	5,818.89
Less:	Interest & Finance Charges	104.12	1.63	301.19	292.42
Add:	Other unallocable income net off expenses	696.79	519.77	2,357.49	1,412.51
Less:	Exceptional expenses	31.56	—	56.82	296.96
	Profit before tax	3,296.27	2,448.11	9,133.68	6,642.02
3	Capital Employed
	(Segment Assets less Segment Liabilities)
a)	Copper	4,529.27	3,872.22	4,529.27	3,872.22
b)	Aluminium	7,377.21	5,923.70	7,377.21	5,923.70
c)	Zinc, Lead and Silver	13,560.57	7,179.35	13,560.57	7,179.35
d)	Power	8,270.77	6,466.94	8,270.77	6,466.94
e)	Others	383.10	364.18	383.10	364.18
f)	Unallocable	17,605.83	21,615.17	17,605.83	21,615.17
	Total	51,726.76	45,421.56	51,726.76	45,421.56

As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported “Segment Information”, as described below: -
The main business segments are, (a) Copper which consist of mining of copper concentrate, manufacturing of copper cathode, continuous cast copper rod, anode slime and dore (b) Aluminium which consist of mining of bauxite and manufacturing of various aluminium products (c) Zinc which consists of mining of ore, manufacturing of zinc and lead ingots and silver (d) Power which consists of Power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power and (e) Other business segment comprise of Phosphoric Acid, Paper, Infrastructure etc. The assets and liabilities that cannot be allocated between the segments are shown as unallocated corporate assets and liabilities respectively.

Notes:-

1	The consolidated and standalone results for the quarter and year ended 31st March 2011 have been reviewed by Audit Committee at their meeting. The Board of Directors at its meeting held on 25th April 2011 approved the above results and their release.

2	Exceptional expenses includes a) Rs 31.56 crore for the quarter and Rs 56.82 crore for the year ended 31st March 2011 represents amount incurred under Voluntary Retirement Scheme at a subsidiary engaged in Zinc, lead & Silver and Aluminium operations, b) Rs 273.53 crores towards termination of purchase and sale agreement and legal expenses in connection with ASARCO acquisition for the year ended 31st March 2010 and also Rs. 23.42 crores paid/payable under Voluntary Retirement Scheme at a subsidiary engaged in aluminium operations for the year ended 31st March 2010.

3	As approved by the shareholders in annual general meeting held on 11th June 2010, each equity share of Rs. 2 has been subdivided into 2 equity shares of Re 1/- each fully paid up, and the bonus shares in the ratio of 1:1 post subdivision have been issued by capitalising the Security Premium Account.Earnings Per Share for the quarter ended 31st March 2010 and Year ended 31st March 2010 have been reworked to give the effect of subdivision and bonus shares issued during the Year ended 31st March 2011 in accordance with Accounting Standard (AS) 20 on “Earnings Per Share” .

4	Consistent with the treatment followed in earlier years, investment in equity shares of a power Company has been considered as an intangible asset. This has resulted in an additional amortisation charge of Rs. 4.67 crore for the year ended 31st March 2011 (corresponding previous year Rs. 4.67 crore) and the net profit after tax for the year ended 31st March 2011 being lower by Rs.3.12 crore (corresponding previous year Rs. 3.08 crore). This treatment, being in preference to the requirements of Accounting Standards, has been reported by the auditors.

5	Arising from the announcement of the Institute of Chartered Accountants of India (ICAI) on 29th March, 2008, the Company had adopted Accounting Standard (AS) 30 — ‘Financial Instruments: Recognition and Measurement’ effective from accounting year ended 31st March 2008. Accordingly 4% Convertible Senior Notes, issued in October 2009, has been accounted for as per AS 30 wherein the conversion option has been measured at the fair value through profit and loss account and the Notes carried at amortised cost. If AS 30 had not been adopted for this transaction, other income would have been lower by Rs 109.78 crore and Rs. 314.11 crore for the quarter and year ended 31st March 2011, interest & finance charges would have been lower by Rs 26.53 crore and Rs 93.48 crore for the quarter and year ended 31st March 2011 and profit after tax would have been lower by Rs. 43.98 crore and Rs 147.35 crore for the quarter and year ended 31st March 2011 respectively.

6	On the Special Leave Petition (SLP) filed by the Company, Honourable Supreme Court of India has stayed the operation of the order of Madras High Court directing the closure of Copper Smelter at Tuticorin and matter is listed on April 29, 2011 for further hearing.

7	a) Pursuant to the share purchase agreement, dated 9th May, 2010 between inter alia Vedanta Resources Plc (the Company’s Holding Company) and Anglo American Services (UK) Ltd. (Anglo American) for the acquisition of Companies comprising the Anglo American’s zinc division (Anglo zinc assets in Namibia, Ireland & South Africa) the Company (through its wholly owned subsidiary, Sterlite Infra Limited) completed the acquisition of its Zinc assets in Namibia for a cash consideration of USD 706.66 million (Rs 3,122.27 crore) . The acquisition of Black Mountain and Lisheen mines were completed in February 2011 for a consideration of USD 260.23 million (Rs 1,208.00 crore) and USD 546.16 million (Rs 2,502.02 crore) respectively.

b) (Increase)/Decrease in stock in trade includes stocks arising on the acquisition of Skorpion Zinc (Pty) Ltd, Black Mountain Mining (Pty) Limited and Vedanta Lisheen Finance Limited, amounting to Rs 13.22 crore.

c) Consequent to the acquisition of these business, the results of the current quarter and year are not strictly comparable to those of the previous quarter and year.

8	Following Companies have become subsidiaries during the year ended 31st March 2011- THL Zinc Ventures Ltd, THL Zinc Ltd, THL Zinc Holding BV, THL Zinc Namibia Holdings (Pty) Ltd, Skorpion Zinc (Pty) Ltd, Skorpion Mining Company (Pty) Ltd, Namzinc (Pty) Ltd, Amica Guesthouse (Pty) Ltd, Rosh Pinah Health Care (Pty) Ltd, Black Mountain Mining (Pty) Limited, Vedanta Lisheen Finance Limited, Vedanta Base metals (Ireland) Limited, Vedanta Lisheen Mining Limited, Killoran Lisheen Mining Limited, Killoran Lisheen Finance Limited, Lisheen Milling Limited, Killoran Concentrates Limited, Killoran Lisheen Limited, Azela Limited, Killoran Lisheen Holdings Limited (all arising from the acquisition of Skorpion mines, Black Mountain mines and Lisheen mines), Malco Power Company Limited and Malco Industries Limited, Vizag General Cargo Berth Pvt Limited, Paradip Multi cargo Berth Pvt Limited.

9	The Company opted to publish only Consolidated Financial results. The standalone results of the Company will be available on Company’s website www.sterlite-industries.com. Additional information on standalone basis are as follows:

Rs. in crore
	Quarter ended	Quarter ended	Accounting Year	Previous accounting
	31.03.2011	31.03.2010	ended 31.03.2011	Year ended 31.03.2010
Particulars	(Unaudited)	(Unaudited)	(Audited)	(Audited)
Net Sales/Income from Operations	4,826.20	3,521.42	15,295.00	13,114.28
Profit Before Tax after exceptional items	365.95	598.23	1,874.28	947.80
Profit After Tax after extraordinary items	283.03	507.10	1,419.71	831.50

10	In terms of Clause 41 of the Listing Agreement, details of number of investor complaints for the quarter ended 31st March 2011: Beginning 0, Received 18, Disposed off 18, Pending 0.

11	Previous Period/Year figures have been regrouped / rearranged / reworked / restated wherever necessary.

By order of the Board

Place: Mumbai Dated : 25th April 2011	Anil Agarwal Chairman